SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

(Amendment No.     )1

North American Energy Partners Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

656844107 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 15 pages.

CUSIP No. 656844107	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only)

Genstar Capital Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power

-0-
6. Shared Voting Power

4,439,233
7. Sole Dispositive Power

-0-
8. Shared Dispositive Power

4,439,233

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,439,233
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row (9)

12.6%
12.	Type of Reporting Person

PN

Page 2 of 15 pages.

CUSIP No. 656844107	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only)

Stargen III, L.P.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power

-0-
6. Shared Voting Power

159,249
7. Sole Dispositive Power

-0-
8. Shared Dispositive Power

159,249

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

159,249
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row (9)

0.5%
12.	Type of Reporting Person

PN

Page 3 of 15 pages.

CUSIP No. 656844107	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only)

Genstar Capital III, L.P.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power

-0-
6. Shared Voting Power

4,598,482
7. Sole Dispositive Power

-0-
8. Shared Dispositive Power

4,598,482

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,598,482
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row (9)

13.1%
12.	Type of Reporting Person

PN

Page 4 of 15 pages.

CUSIP No. 656844107	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only)

Genstar III GP, LLC
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

DE

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power

-0-
6. Shared Voting Power

4,598,482
7. Sole Dispositive Power

-0-
8. Shared Dispositive Power

4,598,482

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,598,482
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row (9)

13.1%
12.	Type of Reporting Person

OO

Page 5 of 15 pages.

CUSIP No. 656844107	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only)

Jean-Pierre L. Conte
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

U.S.

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power

-0-
6. Shared Voting Power

4,598,482
7. Sole Dispositive Power

-0-
8. Shared Dispositive Power

4,598,482

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,598,482
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row (9)

13.1%
12.	Type of Reporting Person

IN

Page 6 of 15 pages.

CUSIP No. 656844107	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only)

Richard F. Hoskins
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

U.S.

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power

-0-
6. Shared Voting Power

4,598,482
7. Sole Dispositive Power

-0-
8. Shared Dispositive Power

4,598,482

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,598,482
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row (9)

13.1%
12.	Type of Reporting Person

IN

Page 7 of 15 pages.

CUSIP No. 656844107	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only)

Richard D. Paterson
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Canada

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power

-0-
6. Shared Voting Power

4,598,482
7. Sole Dispositive Power

-0-
8. Shared Dispositive Power

4,598,482

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,598,482
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row (9)

13.1%
12.	Type of Reporting Person

IN

Page 8 of 15 pages.

Item 1.	(a)	Name of Issuer:

North American Energy Partners Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

Zone 3 Acheson Industrial Area 2-53016 Highway 60 Acheson, Alberta Canada T7X 5A7

Item 2.	(a)	Name of Persons Filing:

Genstar Capital Partners III, L.P. Stargen III, L.P. Genstar Capital III, L.P. Genstar III GP LLC Jean-Pierre L. Conte Richard F. Hoskins Richard D. Paterson

	(b)	Address of Principal Business Office:

c/o Genstar Capital, L.P. 4 Embarcadero Center, Suite 1900 San Francisco, CA 94111

	(c)	Citizenship:

Genstar Capital Partners III, L.P., Stargen III, L.P. and Genstar Capital III, L.P. are Delaware limited partnerships.

Genstar III GP LLC is a Delaware limited liability company.

Mr. Conte and Mr. Hoskins are U.S. citizens. Mr. Paterson is a citizen of Canada.

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

656844107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Page 9 of 15 pages.

Item 4.	Ownership.

The information regarding ownership as set forth in Items 5-9 of Pages 2-8 hereto, is hereby incorporated by reference.

Genstar Capital Partners III, L.P. directly holds 4,439,233 shares of Common Stock. Stargen III, L.P. directly holds 159,249 shares of Common Stock.

Genstar Capital III, L.P. is the sole general partner of each of Genstar Capital Partners III, L.P. and Stargen III, L.P. Genstar III GP LLC is the sole general partner of Genstar Capital III, L.P. Jean-Pierre Conte, Richard Hoskins and Richard Paterson are the managing members of Genstar III GP LLC. In such capacities, Messrs. Conte, Hoskins and Paterson may be deemed to have shared voting and dispositive power over the shares of Common Stock which are or may be deemed to be beneficially owned by Genstar III GP LLC, but disclaim such beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See Item 4 above.

Item 8.	Identification and Classification of Members of the Group.

See Item 4 above.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Page 10 of 15 pages.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2007

GENSTAR CAPITAL PARTNERS III, L.P.,
a Delaware limited partnership

By:	Genstar Capital III, L.P.
Its General Partner

By:	Genstar III GP LLC
Its General Partner

By:	/s/ Richard D. Paterson
Richard D. Paterson
Managing Member

STARGEN III, L.P.,
a Delaware limited partnership

By:	Genstar Capital III, L.P.
Its General Partner

By:	Genstar III GP LLC
Its General Partner

By:	/s/ Richard D. Paterson
Richard D. Paterson
Managing Member

GENSTAR CAPITAL III, L.P.,
a Delaware limited partnership

By:	Genstar III GP LLC
Its General Partner

By:	/s/ Richard D. Paterson
Richard D. Paterson
Managing Member

Page 11 of 15 pages.

GENSTAR III GP LLC

By:	/s/ Richard D. Paterson
Richard D. Paterson
Managing Member

JEAN-PIERRE L. CONTE

/s/ Jean-Pierre L. Conte

RICHARD F. HOSKINS

/s/ Richard F. Hoskins

RICHARD D. PATERSON

/s/ Richard D. Paterson

Page 12 of 15 pages.

EXHIBIT INDEX

Exhibit 1 - JOINT FILING AGREEMENT

Page 13 of 15 pages.